SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of August 2018

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number		Page Number

1.1	Announcement of interim results for the six months ended 30 June 2018, dated August 20, 2018	A-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

•	our business and operating strategies and our ability to successfully execute these strategies;

•	our network expansion and capital expenditure plans;

•	our operations and business prospects;

•	the expected benefit of any acquisitions or other strategic transactions;

•	our financial condition and results of operations;

•	the expected impact of new services on our business, financial condition and results of operations;

•	the future prospects of and our ability to integrate acquired businesses and assets;

•	the industry regulatory environment as well as the industry outlook generally; and

•	future developments in the telecommunications industry in the People’s Republic of China, or the PRC.

The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “seek,” “will,” “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We are under no obligation to update these forward-looking statements and do not intend to do so. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following:

•

any changes in the regulations or policies of the Ministry of Industry and Information Technology (prior to March 2008, the Ministry of Information Industry, or the MII), or the MIIT, and other relevant government authorities relating to, among other matters:

2

•	the granting and approval of licenses;

•	tariff or network speed policies;

•	interconnection and settlement arrangements;

•	capital investment priorities;

•	the provision of telephone and other telecommunications services to rural areas in the PRC;

•	the convergence of television broadcast, telecommunications and Internet access networks, or three-network convergence; and

•	spectrum and numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	any potential further restructuring or consolidation of the PRC telecommunications industry;

•	changes in the PRC telecommunications industry as a result of the issuance of the fourth generation mobile telecommunications, or 4G, licenses by the MIIT;

•	the development of new technologies and applications or services affecting the PRC telecommunications industry and our current and future business;

•

changes in political, economic, legal and social conditions in the PRC, including changes in the PRC government’s specific policies with respect to foreign investment in and entry by foreign companies into the PRC telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit;

•	results and effects of any investigation by the relevant PRC regulatory authorities; and

•	the development of our mobile business is dependent on the Tower Company.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: August 20, 2018	By:	/s/ Yang Jie
		Name:	Yang Jie
		Title:	Chairman and Chief Executive Officer

4

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Telecom Corporation Limited

中国电信股份有限公司

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

ANNOUNCEMENT OF INTERIM RESULTS

FOR THE SIX MONTHS ENDED 30 JUNE 2018

HIGHLIGHTS

•

Operating revenues amounted to RMB193,029 million, increased by 4.7% over the same period last year. Service revenues amounted to RMB177,588 million, up by 7.0% over the same period last year (if excluding the impact of the application of IFRS 15 on the current period, it represented an increase of 8.5% over the same period last year and achieved industry leading growth)

•	EBITDA was RMB55,858 million, increased by 6.5% over the same period last year. EBITDA margin was 31.5%

•	Profit attributable to equity holders of the Company was RMB13,570 million, increased by 8.1% over the same period last year. Basic earnings per share were RMB0.168

•

Total number of mobile subscribers was 282 million, with a net increase of 31.66 million from the end of last year, of which the number of 4G users reached 217 million, with a net increase of 35.27 million from the end of last year. 4G users accounted for 77% of total mobile subscribers while the aggregate handset Internet data traffic had strong growth momentum and increased by nearly four times

•	Total number of wireline broadband subscribers was 141 million, with a net increase of 7.09 million from the end of last year

•	Total number of e-Surfing HD subscribers reached 98.30 million, with a net increase of 12.54 million from the end of last year and accounted for 70% of total wireline broadband subscribers

CHAIRMAN’S STATEMENT

Dear Shareholders,

In the first half of 2018, facing complicated and intensified industry conditions, we adhered to the established development strategy and were well organised for a balanced approach to persist in excellent execution, accomplishing successful achievement of new breakthrough in corporate development. Stepping a firm foothold in the present, we firmly seized the golden opportunities from expansion of customers potential, benefits released from data traffic and informatisation integrated development. With our dedicated and persistent efforts to proactively expand along with implement effective self-defence measures, the business scale of fundamental businesses achieved rapid breakthrough and the growth of emerging businesses remained continuously strong. The revenue growth achieved industry-leading position while the profitability level steadily enhanced. With a vision looking forward into the future, we are facing prosperous business opportunities of intelligent information services in the era of digital economy. Through our unwavering devotion to promote the transformation of the “three initiatives”, implement comprehensive in-depth reforms and innovation together with proactively prospect the landscape of 5G development, we endeavoured to create new value potentials for shareholders.

Operating Results

In the first half of the year, operating revenues amounted to RMB193.0 billion. Of which, service revenues1 amounted to RMB177.6 billion, representing an increase of 7.0% over the same period last year (if excluding the impact of the application of International Financial Reporting Standard 15 on the current period, it represented an increase of 8.5% over the same period last year) with revenue growth surpassing the industry average for consecutive years. Revenues from emerging businesses2 accounted for 51.2% of service revenues, representing an increase of 6.1 percentage points over the same period last year with continual optimisation in revenue structure. EBITDA3 amounted to RMB55.9 billion and EBITDA margin3 was 31.5%, which remained primarily stable compared with the same period last year. Net profit4 amounted to RMB13.6 billion, representing an increase of 8.1% over the same period last year while basic earnings per share were RMB0.168, achieving persistent favourable growth. Capital expenditure was RMB32.9 billion, representing a decrease of 19.9% with persistent and appropriate control. Free cash flow5 reached RMB18.4 billion which has increased remarkably over the same period last year.

[1]	Service revenues were calculated based on operating revenues minus sales of mobile terminals, sales of wireline equipment and other non-service revenues.
[2]	Revenues from emerging businesses included revenues from data traffic, Internet applications and ICT services.
[3]	EBITDA was calculated based on operating revenues minus operating expenses plus depreciation and amortisation while EBITDA margin was calculated based on EBITDA divided by service revenues.
[4]	Net profit refers to profit attributable to the equity holders of the Company.
[5]	Free cash flow was calculated from EBITDA minus capital expenditure and income tax.

Taking into consideration the Company’s profitability, cash flow level and the capital requirements for future development, the Board of Directors has decided not to pay an interim dividend this year in order to maintain adequate funding flexibility. The Board of Directors will proactively consider the expectation of shareholders’ return and evaluate the final dividend proposal when reviewing the full year results and will propose to the shareholders’ general meeting accordingly.

Innovation and Integration Promoting New Breakthrough in Scale

In the first half of the year, the Company accurately grasped the changes of market demand and firmly adhered to proactive marketing strategy. Product innovation was accelerated while integration upgrade was promoted, attaining new breakthrough in scale development.

Acceleration of product innovation. Firmly seizing the development opportunities of large data traffic, we launched a series of enriched large data traffic packages products to mid- to high- end users. Through in-depth co-operation with various well-known Internet enterprises, we offered numerous Internet card products for youngsters group. In overall, the demand from different targeted markets was fully satisfied. Through active external cooperation to enrich the variety of terminals, we launched the first batch of 17 multi-mode artificial intelligence (AI) handset models in total. The sales volume of multi-mode terminals of the entire industry accounted for 78%. With enriched forms of wireline broadband products, we comprehensively launched products such as self-selective broadband and daily-rental broadband. Besides, we vigorously expanded targeted markets including household second broadband as well as hotel and apartment broadband, effectively boosting customers’ growth potential. Meanwhile, product innovation in the area of Intelligent Applications ecosphere6 was further expedited and new growth engine was cultivated.

[6]

Intelligent Applications ecosphere included Smart Family ecosphere, DICT ecosphere, IoT ecosphere and Internet Finance ecosphere. DICT refers to the integrated intelligent applications services based on three major technologies, namely communications technology, information technology, cloud and Big Data technology.

Promotion of integration upgrade. Insisting on relying superior business as the core, we achieved mutual integration and mutual promotion among businesses concurrent with value enhancement. On the foundation of business convergence among mobile, fibre broadband and e-Surfing HD, we comprehensively fostered integration upgrade of “large data traffic + Hundred-Mbps broadband + Smart Family” so as to simultaneously enhance competitive capabilities of integrated products as well as effectively increase customers loyalty. As a result, the churn rate of broadband subscribers remained stable with a slight decline. The triple-play bundled rate7 of broadband subscribers reached 59%, representing an increase of 13 percentage points over the same period last year. Facing severe and intensified price competition, wireline broadband service, as a Smart Family service portal, not only attained effective self-defence but also bolstered the rapid development of Smart Family service. The value contribution of Smart Family to broadband services was persistently enhanced. The ARPU of broadband access was RMB47.2 while the broadband blended ARPU8 was RMB52.5, maintaining the leading position in the industry.

Achievement of new breakthrough in scale. In the first half of the year, the growth of both mobile and broadband scale reached historical records high. Intelligent Applications ecosphere became revenue growth force.

Mobile service revenues amounted to RMB83.6 billion, representing an increase of 10.3% over the same period last year and continuing to maintain double-digit growth. Of which, the mobile handset Internet access revenue increased by 26.5% over the same period last year. The total number of mobile subscribers reached 282 million, representing a net increase of 31.66 million which was more than double of the net additions in the same period of last year and reached a historical record high. It accounted for 46.5% market share in the net additions of the industry and the overall total market share increased to 18.9%. Of which, the total number of 4G users reached 217 million, representing a net increase of 35.27 million while the penetration rate reached 77%. The aggregate handset Internet data traffic had strong growth momentum and increased by nearly four times. Wireline service revenues amounted to RMB94.0 billion, representing an increase of 4.2% over the same period last year with further enhancement of growth rate. The total number of wireline broadband subscribers reached 141 million, representing a net increase of 7.09 million and also achieved a historical record high. Of which, the proportion of wireline broadband subscribers of Hundred-Mbps reached 56%, representing an increase of 19 percentage points over the same period last year.

[7]	Triple-play bundled rate represented the proportion of broadband subscribers who also subscribe mobile and e-Surfing HD services at the same time.
[8]	Broadband blended ARPU was calculated based on the total monthly average revenues from Smart Family and broadband access divided by the average number of broadband subscribers.

The contribution of Intelligent Applications ecosphere to the incremental service revenues of the Company exceeded over 50%. The e-Surfing HD revenues increased by 29.8% while the net increase of e-Surfing HD subscribers was 12.54 million, reaching a total of 98.30 million with 70% penetration rate. Revenues from IDC service maintained a growth rate of 20% and the growth rate of total revenues from cloud and Big Data reached 120%. Internet of Things (IoT) services achieved accelerated breakthrough with revenue growth rate attaining nearly 90%. The net increase of connected devices was nearly 30 million, being doubled as compared to the same period last year and reached a total of 74.19 million. The number of average monthly active users of Internet Finance (BestPay) exceeded 37.70 million, representing an increase of 34% over the same period last year. The gross merchandise value of personal accounts increased by nearly 90% compared to the same period last year.

Transformation and Reforms Fostered Further Enhancement of Capabilities

In the first half of the year, the Company expedited the promotion of network intelligentisation, service ecologicalisation and operation intellectualisation (“three initiatives” transformation), persistently promoting comprehensive in-depth reforms and boosting further enhancement of integrated competitiveness at all-round perspectives.

Further reinforcement of network capabilities. Despite continuous reduction in investment scale, enhancement of network fundamental capabilities still leaped forward a new progress while integrated customers experience maintained industry-leading position. Leveraging superior full coverage 4G network characterised by high- and low-frequency collaboration, we continuously optimised in-depth coverage for key scenes including high-speed rail and high-density business districts and deployed dynamic bandwidth expansion in accordance with users’ demand. The number of 4G base stations reached 1.2 million while the network utilisation rate was 36%, offering vigorous support to the development of large data traffic. With efficient promotion of all-fibre network construction, full coverage of Fibre-to-the-Home (FTTH) for households in cities and towns9 was primarily accomplished while Gbps broadband was deployed in more than 170 cities on demand. The bandwidth of IP metropolitan area network and backbone network reached 500Tbps and 170Tbps respectively, maintaining industry- leading position. With accelerated promotion of eMTC (enhanced Machine-Type Communications) pilot launch, we basically accomplished the whole-range speed rate IoT structure combining high, medium and low speed of 4G, eMTC and NB-IoT, respectively and offered differentiated services capabilities on demand. With our continuous efforts to promote evolution of network cloudification and intelligentisation, we pragmatically implemented CTNet2025 network reconstitution and promoted self-R&D and scale commercial launch of key new products such as intelligent self-selective dedicated line and intelligent gateway based on Software-Defined Networking (SDN) technology, deploying SDN to enhance network operation and maintenance efficiency on cloud resources pool and backbone network. Based on the Network Functions Virtualisation Infrastructure (NFVI) standard unified with China Telecom cloud network, we commenced pilot launch of virtual IP Multimedia Subsystem (vIMS) embedded with full decoupling function, laying the foundation for full 5G network cloudification.

[9]	Households in cities and towns represented the households in the service areas of wireline broadband services offered by the Company.

Acceleration of breakthrough in five ecospheres capabilities. In the aspect of Intelligent Connection ecosphere, we firmly grasped the upgrade of users’ demand and insisted on customers’ value operation. With in-depth integration, innovative products as well as strengthened edges on terminals, channels and services, scale development capabilities were consistently enhanced. In the aspect of Smart Family ecosphere, we strengthened the ecological cooperation of contents and smart homes, procuring to be complementary with the advantages of Intelligent Connection ecology. Leveraging three interactive portals including e-Surfing gateway, intelligent set-top box and e-Surfing housekeeper app, we fully exploited the competitiveness of subscribers scale, channel and services. e-Surfing HD, intelligent WiFi networking services, family cloud and smart homes progressively became core applications of Smart Family. In the aspect of DICT ecosphere, we fully leveraged the integration advantages of cloud with network and accelerated the breakthrough in cloud products capabilities. With our firm perseverance to grasp development opportunities for corporates subscribing for cloud, we accomplished breakthrough in projects covering government cloud services and key industry benchmark customers, affirming the Company’s position as a major force in the area of DICT services. In the aspect of IoT ecosphere, we endeavoured to reinforce the efficiently- centralised operations, expedite the construction of platform capabilities and strengthen ecological cooperation. On the foundation of expansion of connection scale, we extended our services to data operation and explored the innovation of business models. In the aspect of Internet Finance ecosphere, we persisted in differentiated development and leveraged BestPay red packet as main portal to procure in-depth integration with fundamental businesses and promote integrated instalment model with Internet co-operative partners, effectively driving customers growth and enhancing customers loyalty.

Persistent enhancement of capabilities in intelligent operations. With the establishment of corporate core as the nucleus and Big Data as the driving force, we deepened the promotion of precision marketing, delicated service, lean network operations and precision management aiming at improving corporate scientific decision-making capabilities and operational management efficiency. The capabilities of Big Data platform were progressively strengthened while the capabilities of IT, network and platform throughout the entire network were converged and openly co-shared, effectively bolstering corporate swift operation. Big Data applications achieved effective results. The volume of collection and processing of Big Data reached 130TB per day, representing an increase of 86% over the same period last year. The frequency of platform interchange reached 500 million times per month, being 10 times over the same period last year. With the construction of a new generation of group-level support system, we achieved the speeding up of business processing time of the entire network with effective enhancement of customers’ experience. Through the establishment of highly efficient and inter-driven integrated channel system, we emphasised to strengthen all channel collaboration among physical stores, government and enterprises, social cooperation and Internet. All-round customer contact points were expanded while customers’ intelligent sales experience was strengthened. Meanwhile, we continued to preserve and uphold high standard of service quality. According to the assessment conducted by the Ministry of Industry and Information Technology for the first half year, the Company was ranked first in terms of various customer satisfaction appraisals on handset Internet access, wireline broadband, customer integrated services and mobile voice and attained the lowest customers complaint rate in the industry. In promoting efficiently-centralised and co-shared intelligent financial system, value-oriented resources allocation was persistently enhanced while measures to prevent and control risks were continuously strengthened, leading to effective safeguard for healthy and sustainable corporate development.

Enhancement of vitality and efficiency through reforms and innovation. The Company persistently deepened the three-dimensional inter-driven reform surrounding sub-division of performance evaluation units, professional operation and top-down support as the core. In addition to the foundation of about 59,000 sub-division units established, we gradually constructed different professional scenes including business districts, communities, rural villages and campuses. Through a series of new style working models such as leading team and providing assistance, the level of professional operation was strengthened. With persistent promotion of procedures optimisation, we fostered significant enhancement of top-down support efficiency through conducting reverse evaluation on management support personnel by frontline operation personnel. We proceeded to accelerate the establishment of operation systems and organisation mechanisms in alignment with transformation and upgrades, striving to build three talent teams comprising management, skills and professionalism. Through continuous reforms and innovation, frontline innovative practices continuously emerged with remarkable enhancement of corporate vitality and efficiency.

Active Embracement of New Era of 5G

Following the gradual affirmation of technical standards, the progress of 5G development began to speed up. In the first half of the year, the Company proactively embarked on exploring the landscape of 5G development and accumulating capabilities. We orderly promoted technology research as well as research and development of applications, formulated evolution path for future technology and published 5G Technologies White Paper. Network trials in scale were conducted in many cities focusing on promotion of applications trials including HD video, AR/VR, automated driving, drone and industrial Internet. Research on collaborative network trial for 5G and 4G was commenced, planning well for the landscape of 5G network, applications and business models.

As a next-generation emerging technology, 5G will accelerate the digitalisation transformation of the economy and the society and also significantly promote the development of important industries including IoT and intelligent manufacturing, creating vast connection potential and forming trillion-scale emerging industries. With firm adherence to the overall principle of efficient development, the Company will proactively grasp opportunities, appropriately manage the momentum, insist on open cooperation, facilitate efficient collaboration of 5G with 4G network resources and service capabilities as well as carry out 5G network precision investment construction in a progressive and focused manner, commencing 5G scale commercial launch on a timely basis.

Corporate Governance and Social Responsibility

We are always committed to upholding a high level of corporate governance. Insisting on governing the corporate in accordance with laws and regulations, we attach great importance to risk management and control and continuously enhance corporate transparency to ensure healthy and sustainable corporate growth. Our efforts have been widely recognised by the capital markets. We were awarded “Most Honored Company in Asia” by Institutional Investor for eight consecutive years. We were also awarded “Best Managed Company” and a special accolade of “Most Honored Company (2009–2018)” by FinanceAsia, in recognition of the Company’s overall persistent efforts to pursue for excellence and remarkable accomplishment on corporate governance, investor relations and corporate social responsibility during the past decade.

As a major force of “Cyberpower, Digital China and Smart Society” and network infrastructure provider, we persevere in fulfillment of social responsibility. With further implementation of the “Speed Upgrade and Tariff Reduction” policy, we cancelled data roaming fees from 1 July 2018 for the benefit of the general public as a whole. We are also devoted to maintaining network and information security, striving to create a clean and healthy cyberspace. We promote energy saving and emission reduction as well as foster green development. With our proactive adherence to execute “the Belt and Road” policy, we built the first China-Nepal Terrestrial Optical Fibre Cable and China-Pakistan Terrestrial Optical Fibre Cable. We received high recognition and appreciation from the society through our efforts in successfully accomplishing telecommunications assurance for major conferences and events including Boao Forum for Asia, as well as combating flooding and disaster relief.

Outlook

Following the promotion of the construction of “Cyberpower, Digital China, and Smart Society”, China has entered into a vital period of transformation of old impetus through digitalisation coupled with cultivation and reinforcement of new impetus. The rapid development of various new technologies including 5G, artificial intelligence and Big Data will assist rapid upgrade of industry and foster the digital economy development leaping forward to a new landmark, bringing precious development opportunities for the communications and information industry. From the perspective of the entire industry, market demand brings new growth potential for fundamental businesses development while domestic mobile and broadband markets still have vast growth potential. Demand for data traffic will undergo explosive growth. Under collaborative inter-promotion of integration of informatisation with new industrialisation, urbanisation and agricultural modernisation; the integration of informatisation with government management and social service; the integration of informatisation with real economy as well as the integration of informatisation with network and military-civilian aspects, emerging businesses will experience continuous rapid development. Meanwhile, increasingly intensified market competition has rendered industry growth potential being persistently squeezed. New technologies and new business models will continue to emerge, bringing new challenges on industry value. There are pressing needs for corporates to promptly explore new business models and new revenue growth points.

Looking ahead into the future, we are full of confidence. We will firmly seize the precious opportunities and actively respond to various challenges. With perseverance in scale development, we will adapt to the market changes momentum and optimise competition strategies. We will also persist in excellent execution, continuous enhancement of capabilities and optimisation of customers’ experience. We will firmly uphold the implementation of reforms and innovation, optimise systems and mechanisms to enhance corporate vitality and efficiency. We will unwaveringly strengthen our strategic direction, deepen supply-side structural reform and promote “three initiatives” transformation, creating a new generation of information infrastructure featuring “Internet of everything, human-computer interaction as well as integration of the satellite with existing network as a whole”. With the establishment of integrated ecology between information technology and various sectors and industries, we will enhance corporate total factor productivity and march towards the three major goals of “construction of Cyberpower, building a first-class enterprise, co-establishing better living”.

Finally, on behalf of the Board of Directors, I would like to take this opportunity to express my sincere appreciation to all our shareholders and customers for their support. I would also like to express my sincere thanks to all our employees for their hard work and contributions. Furthermore, I would like to extend my sincere gratitude towards Mr. Liu Aili and Madam Cha May Lung, Laura for their excellent contributions during their tenure of office as Directors of the Company.

Yang Jie

Chairman and Chief Executive Officer

Beijing, China

20 August 2018

GROUP RESULT

China Telecom Corporation Limited (the “Company”) is pleased to announce the unaudited consolidated results of the Company and its subsidiaries (the “Group”) for the six months ended 30 June 2018 extracted from the unaudited interim financial statements of the Group as set out in its 2018 Interim Report.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED)

for the six-month period ended 30 June 2018

(Amounts in millions, except per share data)

		Six-month period ended 30 June
		2018	2017
	Notes	RMB	RMB
			(restated)
Operating revenues	5	193,029	184,315
Operating expenses
Depreciation and amortisation		(36,701)	(34,437)
Network operations and support		(54,184)	(48,461)
Selling, general and administrative		(29,048)	(28,742)
Personnel expenses		(32,649)	(30,777)
Other operating expenses		(21,290)	(23,891)

Total operating expenses		(173,872)	(166,308)

Operating profit		19,157	18,007
Net finance costs	6	(1,514)	(1,772)
Investment income		39	15
Share of profits of associates		477	453

Profit before taxation		18,159	16,703
Income tax	7	(4,528)	(4,090)

Profit for the period		13,631	12,613

	Six-month period ended 30 June
	2018	2017
	RMB	RMB
		(restated)
Other comprehensive income for the period
Items that will not be reclassified subsequently to profit or loss:
Change in fair value of investments in equity instruments at fair value through other comprehensive income	(308)	—
Deferred tax on change in fair value of investments in equity instruments at fair value through other comprehensive income	77	—

	(231)	—

Items that may be reclassified subsequently to profit or loss:
Change in fair value of available-for-sale equity securities	—	(235)
Deferred tax on change in fair value of available-for-sale equity securities	—	59
Exchange difference on translation of financial statements of subsidiaries outside mainland China	64	(96)
Share of other comprehensive income of associates	(22)	6

	42	(266)

Other comprehensive income for the period, net of tax	(189)	(266)

Total comprehensive income for the period	13,442	12,347

		Six-month period ended 30 June
		2018	2017
	Note	RMB	RMB
			(restated)
Profit attributable to
Equity holders of the Company		13,570	12,555
Non-controlling interests		61	58

Profit for the period		13,631	12,613

Total comprehensive income attributable to
Equity holders of the Company		13,381	12,289
Non-controlling interests		61	58

Total comprehensive income for the period		13,442	12,347

Basic earnings per share	8	0.17	0.16

Number of shares (in millions)	8	80,932	80,932

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (UNAUDITED)

at 30 June 2018

(Amounts in millions)

		30 June	31 December
		2018	2017
	Notes	RMB	RMB
ASSETS
Non-current assets
Property, plant and equipment, net		395,538	406,257
Construction in progress		78,337	73,106
Lease prepayments		21,890	22,262
Goodwill		29,920	29,920
Intangible assets		12,336	12,391
Interests in associates		36,432	35,726
Investments		—	1,154
Equity instruments at fair value through other comprehensive income		863	—
Deferred tax assets	10	6,148	5,479
Other assets		4,355	3,349

Total non-current assets		585,819	589,644

Current assets
Inventories		3,831	4,123
Income tax recoverable		89	693
Accounts receivable, net	11	31,137	22,096
Contract assets, net		796	—
Prepayments and other current assets		21,308	22,128
Short-term bank deposits		2,922	3,100
Cash and cash equivalents		16,397	19,410

Total current assets		76,480	71,550

Total assets		662,299	661,194

		30 June	31 December
		2018	2017
	Notes	RMB	RMB
LIABILITIES AND EQUITY
Current liabilities
Short-term debt		33,838	54,558
Current portion of long-term debt		1,138	1,146
Accounts payable	12	119,447	119,321
Accrued expenses and other payables		52,507	98,695
Contract liabilities		56,808	–
Income tax payable		1,498	404
Current portion of finance lease obligations		33	51
Current portion of deferred revenues		403	1,233

Total current liabilities		265,672	275,408

Net current liabilities		(189,192)	(203,858)

Total assets less current liabilities		396,627	385,786

Non-current liabilities
Long-term debt		48,224	48,596
Finance lease obligations		34	26
Deferred revenues		1,642	1,828
Deferred tax liabilities	10	10,549	8,010
Other non-current liabilities		633	629

Total non-current liabilities		61,082	59,089

Total liabilities		326,754	334,497

Equity
Share capital		80,932	80,932
Reserves		253,723	244,935

Total equity attributable to equity holders of the Company		334,655	325,867
Non-controlling interests		890	830

Total equity		335,545	326,697

Total liabilities and equity		662,299	661,194

Notes:

1	BASIS OF PREPARATION

These interim financial statements have been prepared in accordance with International Accounting Standard 34 (“IAS 34”), “Interim Financial Reporting” issued by the International Accounting Standards Board and the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. These interim financial statements, which were authorised for issuance by the Board of Directors on 20 August 2018, reflect the unaudited financial position of the Group as at 30 June 2018 and the unaudited results of operations and cash flows of the Group for the six-month period then ended, which are not necessarily indicative of the results of operations and cash flows expected for the year ending 31 December 2018.

These interim financial statements are unaudited, but have been reviewed by the Audit Committee of the Company. These interim financial statements have also been reviewed by the Company’s international independent auditor in accordance with Hong Kong Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the Hong Kong Institute of Certified Public Accountants.

2	BASIS OF PRESENTATION

In December 2017, the Company acquired the satellite communications business (the “Satcom Business”) from China Telecom Satellite Communication Co., Ltd., a wholly owned subsidiary of China Telecommunications Corporation, at a purchase price of RMB70 million. In the same month, E-surfing Pay Co., Ltd, the Company’s wholly owned subsidiary, acquired a 100% interest in Shaanxi Zhonghe Hengtai Insurance Agent Limited (“Zhonghe Hengtai”), a wholly owned subsidiary of Shaanxi Communications Services Company Limited, (a company ultimately held by China Telecommunications Corporation), from Shaanxi Communications Services Company Limited, at a purchase price of RMB17 million. The acquisitions of the Satcom Business and Zhonghe Hengtai (collectively referred to as the “Eighth Acquired Group”) are two separate transactions, which are collectively referred to as the “Eighth Acquisition”. The final consideration of the Eighth Acquisition was paid by 30 June 2018.

Since the Group and the Eighth Acquired Groups are under common control of China Telecommunications Corporation, the Group’s acquisitions of the Eighth Acquired Groups have been accounted for as a combination of entities under common control in a manner similar to a pooling-of-interests. Accordingly, the assets and liabilities of the Eighth Acquired Group have been accounted for at historical amounts and the consolidated financial statements of the Group prior to the Eighth Acquisition are combined with the financial statements of the Eighth Acquired Group.

The consolidated results of operations for the six-month period ended 30 June 2017 as previously reported by the Group and the combined amounts presented in the interim financial statements of the Group to reflect the acquisition of the Eighth Acquired Group are set out below:

	The Group (as previously reported)	The Eighth Acquired Group	The Group (restated)
	RMB millions	RMB millions	RMB millions
Consolidated statement of comprehensive income for the six-month period ended 30 June 2017
Operating revenues	184,118	197	184,315
Profit for the period	12,595	18	12,613

For the period presented, all significant transactions between the Group and the Eighth Acquired Group have been eliminated on combination.

3	PRINCIPAL ACCOUNTING POLICIES

These interim financial statements are prepared on the historical cost basis as modified by the revaluation of certain financial instruments which are measured at fair values.

Other than changes in accounting policies resulting from application of new and amendments to International Financial Reporting Standards (“IFRSs”) and interpretation, the accounting policies and methods of computation used in these interim financial statements are the same as those followed in the preparation of the 2017 annual financial statements of the Group.

Application of new and amendments to IFRSs and interpretation

In the current interim period, the Group has applied, for the first time, the following new and amendments to IFRSs and interpretation issued by the International Accounting Standards Board that are mandatorily effective for the current period:

IFRS 9, “Financial Instruments”

IFRS 15, “Revenue from Contracts with Customers” and the related Amendments

IFRIC 22, “Foreign Currency Transactions and Advance Consideration”

Amendments to IFRS 2, “Classification and Measurement of Share-based Payment Transactions”

Amendments to IFRS 4, “Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts”

Amendments to IAS 40, “Transfers of Investment Property”

Amendments to IAS 28 as part of the “Annual Improvements to IFRS Standards 2014–2016 Cycle”

Except for IFRS 9, “Financial Instruments” and IFRS 15, “Revenue from Contracts with Customers” and the related Amendments, the application of the above amendments to IFRSs and interpretation has had no material effect on the Group’s interim financial statements.

IFRS 9, “Financial Instruments” and IFRS 15, “Revenue from Contracts with Customers” and the related Amendments have been applied in accordance with the relevant transition provisions in the respective standards which result in changes in accounting policies, amounts reported and disclosures as described below.

3.1	Impact and changes in accounting policies on application of IFRS 15, “Revenue from Contracts with Customers”

The Group has applied IFRS 15 for the first time in the current interim period. IFRS 15 superseded IAS 18, “Revenue”, IAS 11, “Construction Contracts” and the related interpretations.

The Group recognises revenue from the following major sources:

•	Telecommunications services, including voice, Internet, information and application and telecommunications network resource and equipment services;

•	Sale, and repair and maintenance of equipment as well as the resale of mobile services (MVNO); and

•	Rental of properties and others.

The Group has applied IFRS 15 retrospectively with the cumulative effect of initially applying this standard recognised at the date of initial application, 1 January 2018. Any difference at the date of initial application is recognised in the opening reserves, and comparative information has not been restated. Furthermore, in accordance with the transition provisions in IFRS 15, the Group has elected to apply the standard retrospectively only to the contracts that are not completed at 1 January 2018. Accordingly, certain comparative information may not be comparable as comparative information was prepared under IAS 18, “Revenue” and IAS 11, “Construction Contracts” and the related interpretations.

(i)	Key changes in accounting policies resulting from application of IFRS 15

Under IFRS 15, the Group recognises revenue when (or as) a performance obligation is satisfied. i.e. when “control” of the goods or services underlying the particular performance obligation is transferred to the customer.

A performance obligation represents a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same.

A contract asset represents the Group’s right to consideration in exchange for goods or services that the Group has transferred to a customer that is not yet unconditional. It is assessed for impairment in accordance with IFRS 9. In contrast, a receivable represents the Group’s unconditional right to consideration, i.e. only the passage of time is required before payment of that consideration is due.

A contract liability represents the Group’s obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer.

Consideration payable to a customer

Consideration payable to a customer includes cash amounts that the Group pays, or expects to pay, to the customer, and also includes credit or other items that can be applied against amounts owed to the Group. Certain subsidies payable to third party agents incurred by the Group in respect of customer contracts, which will be ultimately enjoyed by end customers, are qualified as consideration payable to a customer. The Group accounted for such consideration payable to a customer as a reduction of the transaction price and, therefore, of operating revenues unless the payment to the customer is in exchange for a distinct good or service that the customer transfers to the Group and the fair value of the good or service received from the customer can be reasonably estimated.

Contracts with multiple performance obligations (including allocation of transaction price)

For contracts that contain more than one performance obligations, such as the promotional packages provided to customers bundling the sales of terminal equipment, e.g. mobile handsets, and the provision of telecommunications services, the Group allocates the transaction price to each performance obligation on a relative stand-alone selling price basis.

Incremental costs of obtaining a contract

Incremental costs of obtaining a contract are those costs that the Group incurs to obtain a contract with a customer that it would not have incurred if the contract had not been obtained. Certain commissions incurred by the Group in obtaining customer contracts that payable to third party agents are qualified as incremental costs. The Group recognises such commissions as an asset, included in other assets, if it expects to recover these costs. However, by applying the practical expedient in IFRS 15, the Group recognises such costs as an expense when incurred if the amortisation period of the asset that would otherwise been recognised is one year or less.

The asset so recognised is subsequently amortised to consolidated statement of comprehensive income on a basis that is consistent with the recognition of revenue from the goods or services to which the asset relates. The asset is subject to impairment review.

(ii)	Summary of effects arising from initial application of IFRS 15

The impact of transition to IFRS 15 resulted in an increase to reserves at 1 January 2018, amounting to RMB3,691 million.

Adjustments made to the amounts recognised in the consolidated statement of financial position at 1 January 2018 are detailed in Note 3.3.

The following table summarises the key impacts of applying IFRS 15 on the Group’s consolidated statement of comprehensive income for the current interim period:

	As reported	Adjustments	Amounts without application of IFRS 15
	RMB millions	RMB millions	RMB millions
Operating revenues	193,029	2,539	195,568
Total operating expenses	173,872	1,705	175,577
Profit for the period	13,631	626	14,257

3.2	Impact and changes in accounting policies on application of IFRS 9, “Financial Instruments”

In the current period, the Group has applied IFRS 9, “Financial instruments” and the related consequential amendments to other IFRSs. IFRS 9 introduces new requirements for 1) the classification and measurement of financial assets and financial liabilities, 2) expected credit losses (“ECL”) for financial assets and other items (for example, contract assets) and 3) general hedge accounting.

The Group has applied IFRS 9 in accordance with the transition provisions set out in IFRS 9, i.e. applied the classification and measurement requirements (including impairment) retrospectively to instruments that have not been derecognised as at 1 January 2018 (date of initial application) and has not applied the requirements to instruments that have already been derecognised as at 1 January 2018. The difference between carrying amounts as at 31 December 2017 and the carrying amounts as at 1 January 2018 are recognised in the opening reserves, without restating comparative information.

Accordingly, certain comparative information may not be comparable as comparative information was prepared under IAS 39, “Financial Instruments: Recognition and Measurement”.

(i)	Key changes in accounting policies resulting from application of IFRS 9

Classification and measurement of financial assets

Accounts receivable arising from contracts with customers are initially measured in accordance with IFRS 15.

All recognised financial assets that are within the scope of IFRS 9 are subsequently measured at amortised cost or fair value, including unquoted equity investments measured at cost less impairment under IAS 39.

Financial assets that meet the following conditions are subsequently measured at amortised cost:

•	the financial asset is held by the Group within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and

•	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

All other financial assets are subsequently measured at fair value through profit or loss (“FVTPL”), except that at the date of initial application/initial recognition of a financial asset, the Group may irrevocably elect to present subsequent changes in fair value of an equity investment in other comprehensive income (“OCI”) if that equity investment is neither held for trading nor contingent consideration recognised by an acquirer in a business combination to which IFRS 3, “Business Combinations” applies.

Investments in equity instruments at fair value through other comprehensive income (“FVTOCI”) are initially measured at fair value plus transaction costs. Subsequently, they are measured at fair value with gains and losses arising from changes in fair value recognised in OCI and accumulated in other reserves, and are not subject to impairment assessment. The cumulative gain or loss will not be reclassified to profit or loss on disposal of the equity investments, and will be transferred to retained earnings and surplus reserves.

Dividend on these investments in equity instruments are recognised in profit or loss when the Group’s right to receive the dividends is established in accordance with IFRS 9, unless the dividends clearly represent a recovery of part of the cost of the investment. Dividends are included in investment income in the consolidated statement of comprehensive income.

The directors of the Company reviewed and assessed the Group’s financial assets as at 1 January 2018 based on the facts and circumstances that existed at that date. Changes in classification and measurement on the Group’s financial assets and the impacts thereof are detailed in Note 3.2(ii).

Impairment under ECL model

The Group recognises a loss allowance for ECL on financial assets which are subject to impairment under IFRS 9 (including accounts receivable and financial assets included in prepayments and other current assets) and contract assets. The amount of ECL is updated at each reporting date to reflect changes in credit risk since initial recognition.

Lifetime ECL represents the ECL that will result from all possible default events over the expected life of the relevant instrument. In contrast, 12-month ECL (“12m ECL”) represents the portion of lifetime ECL that is expected to result from default events that are possible within 12 months after the reporting date. Assessment are done based on the Group’s historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of both the current conditions at the reporting date as well as the forecast of future conditions.

By applying the IFRS 9 simplified approach to measure ECL, the Group always recognises lifetime ECL for accounts receivable and contract assets. The ECL on these assets are assessed individually for debtors with significant balances and collectively using a provision matrix with appropriate groupings based on shared credit risk characteristics, nature of services provided as well as type of customers, such as receivable from telephone and Internet subscribers and from other telecommunications operators and enterprise customers.

For other instruments, i.e. financial assets included in prepayments and other current assets, the Group measures the loss allowance equal to 12m ECL, unless when there has been a significant increase in credit risk since initial recognition, the Group recognises lifetime ECL. The assessment of whether lifetime ECL should be recognised is based on significant increases in the likelihood or risk of a default occurring since initial recognition.

In assessing whether the credit risk has been increased significantly since initial recognition, the Group compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition. In making this assessment, the Group considers both quantitative and qualitative information that is reasonable and supportable, including historical experience and forward-looking information that is available without undue cost or effort.

Generally, the ECL is estimated as the difference between all contractual cash flows that are due to the Group in accordance with the contract and all the cash flows that the Group expects to receive, discounted at the effective interest rate determined at initial recognition.

The Group recognises an impairment gain or loss in profit or loss by adjusting their carrying amount, with the exception of account receivables and contract assets where the corresponding adjustment is recognised through a loss allowance account.

As at 1 January 2018, the directors of the Company reviewed and assessed the Group’s existing financial assets and contract assets for impairment using reasonable and supportable information that is available without undue cost or effort in accordance with the requirements of IFRS 9. The results of the assessment and the impact thereof are detailed in Note 3.2(ii).

(ii)	Summary of effects arising from initial application of IFRS 9

The Group elected to present in OCI for the fair value changes of all its equity investments previously classified as available-for-sale, included in investments. These investments are not held for trading and not expected to be sold in the foreseeable future. At the date of initial application of IFRS 9, RMB1,154 million were reclassified from investments to equity instruments at FVTOCI, of which RMB185 million related to unquoted equity investments previously measured at cost less impairment under IAS 39. The fair value gains of RMB674 million relating to those investments previously carried at fair value continued to accumulate in other reserves.

As at 1 January 2018, as a result of the application of ECL model in IFRS 9, the additional credit loss allowance of RMB920 million and the related deferred tax impact of RMB203 million have been recognised against reserves and non-controlling interests. The additional loss allowance is charged against the respective assets.

Adjustments made to the amounts recognised in the consolidated statement of financial position at 1 January 2018 are detailed in Note 3.3.

3.3	Impact on opening consolidated statement of financial position arising from the application of all new standards

As a result of the changes in accounting policies above, the Group’s opening consolidated statement of financial position had to be restated. The following table shows the adjustments recognised for each individual line item.

	31 December 2017	IFRS 15	IFRS 9	1 January 2018
	RMB millions	RMB millions	RMB millions	RMB millions
				(restated)
Non-current assets
Investments	1,154	–	(1,154)	–
Equity instruments at fair value through other comprehensive income	—	—	1,154	1,154
Deferred tax assets	5,479	—	203	5,682
Other assets	3,349	1,210	—	4,559
Others with no adjustments	579,662	—	—	579,662

Total non-current assets	589,644	1,210	203	591,057

Current assets
Accounts receivable, net	22,096	(596)	(919)	20,581
Contract assets, net	—	656	—	656
Prepayments and other current assets	22,128	(37)	(1)	22,090
Others with no adjustments	27,326	—	—	27,326

Total current assets	71,550	23	(920)	70,653

Total assets	661,194	1,233	(717)	661,710

Current liabilities
Accrued expenses and other payables	98,695	(64,912)	—	33,783
Contract liabilities	—	62,175	—	62,175
Current portion of deferred revenues	1,233	(787)	—	446
Others with no adjustments	175,480	—	—	175,480

Total current liabilities	275,408	(3,524)	—	271,884

Net current liabilities	(203,858)	3,547	(920)	(201,231)

Total assets less current liabilities	385,786	4,757	(717)	389,826

	31 December 2017	IFRS 15	IFRS 9	1 January 2018
	RMB millions	RMB millions	RMB millions	RMB millions
				(restated)
Non-current liabilities
Deferred tax liabilities	8,010	1,066	—	9,076
Others with no adjustments	51,079	—	—	51,079

Total non-current liabilities	59,089	1,066	—	60,155

Total liabilities	334,497	(2,458)	—	332,039

Equity
Share capital	80,932	—	—	80,932
Reserves	244,935	3,691	(716)	247,910

Total equity attributable to equity holders of the Company	325,867	3,691	(716)	328,842
Non-controlling interests	830	—	(1)	829

Total equity	326,697	3,691	(717)	329,671

Total liabilities and equity	661,194	1,233	(717)	661,710

4	SEGMENTAL REPORTING

An operating segment is a component of an entity that engages in business activities from which revenues are earned and expenses are incurred, and is identified on the basis of the internal financial reports that are regularly reviewed by the chief operating decision maker in order to allocate resources and assess performance of the segment. For the periods presented, management has determined that the Group has one operating segment as the Group is only engaged in the integrated telecommunications business. The Group’s assets located outside mainland China and operating revenues derived from activities outside mainland China are less than 10% of the Group’s assets and operating revenues, respectively. No geographical area information has been presented as such amount is immaterial. No single external customer accounts for 10% or more of the Group’s operating revenues.

5	OPERATING REVENUES

Disaggregation of revenue

		Six-month period ended 30 June
		2018	2017
	Notes	RMB millions	RMB millions
			(restated)
Type of goods or services
Revenue from contracts with customers
Voice services	(i)	26,679	31,862
Internet services	(ii)	96,010	84,768
Information and application services	(iii)	42,581	37,508
Telecommunications network resource and equipment services	(iv)	10,033	9,655
Sales of goods and others	(v)	16,233	19,223

Subtotal		191,536	183,016
Revenue from other sources	(vi)	1,493	1,299

Total operating revenues		193,029	184,315

Notes:

(i)	Represent the aggregate amount of voice usage fees, installation fees and interconnections fees charged to customers for the provision of telephony services.
(ii)	Represent amounts charge to customers for the provision of Internet access services.
(iii)

Represent primarily the aggregate amount of fees charged to customers for the provision of Internet data centre service, system integration services, e-Surfing HD service, caller ID service and short messaging service and etc.

(iv)	Represent primarily the amount of fees charged to other domestic telecommunications operators and enterprise customers for the provision of telecommunications network resource and equipment services.
(v)	Represent primarily revenue from sales, and repair and maintenance of telecommunications equipment as well as the resale of mobile services (MVNO).
(vi)	Represent primarily revenue from property rental and other revenues.

6	NET FINANCE COSTS

	Six-month period ended 30 June
	2018	2017
	RMB millions	RMB millions
		(restated)
Interest expense incurred	1,769	2,032
Less: Interest expense capitalised*	(104)	(176)

Net interest expense	1,665	1,856
Interest income	(145)	(137)
Foreign exchange losses	310	79
Foreign exchange gains	(316)	(26)

	1,514	1,772

* Interest expense was capitalised in construction in progress at the following rates per annum	3.5% - 4.4%	3.2% - 4.9%

7	INCOME TAX

Income tax in the profit or loss comprises:

	Six-month period ended 30 June
	2018	2017
	RMB millions	RMB millions
		(restated)
Provision for PRC income tax	3,363	2,520
Provision for income tax in other tax jurisdictions	81	39
Deferred taxation	1,084	1,531

	4,528	4,090

A reconciliation of the expected tax expense with the actual tax expense is as follows:

			Six-month period ended 30 June
			2018	2017
	Notes		RMB millions	RMB millions
				(restated)
Profit before taxation			18,159	16,703

Expected income tax expense at statutory tax rate of 25%	(i	)	4,540	4,176
Differential tax rate on PRC subsidiaries’ and branches’ income	(i	)	(151)	(203)
Differential tax rate on other subsidiaries’ income	(ii	)	(31)	(19)
Non-deductible expenses	(iii	)	172	180
Non-taxable income	(iv	)	(37)	(42)
Others	(v	)	35	(2)

Actual income tax expense			4,528	4,090

Notes:

(i)

Except for certain subsidiaries and branches which are mainly taxed at preferential rate of 15%, the provision for mainland China income tax is based on a statutory rate of 25% of the assessable income of the Company, its mainland China subsidiaries and branches as determined in accordance with the relevant income tax rules and regulations of the PRC.

(ii)

Income tax provisions of the Company’s subsidiaries in Hong Kong and Macau Special Administrative Regions of the PRC, and in other countries are based on the subsidiaries’ assessable income and income tax rates applicable in the respective tax jurisdictions which range from 12% to 34%.

(iii)	Amounts represent miscellaneous expenses in excess of statutory deductible limits for tax purposes.
(iv)	Amounts represent miscellaneous income which are not subject to income tax.
(v)	Amounts primarily represent settlement of tax filing differences of prior year annual tax return and other tax benefits.

8	BASIC EARNINGS PER SHARE

The calculation of basic earnings per share for the six-month period ended 30 June 2018 and 2017 is based on the profit attributable to equity holders of the Company of RMB13,570 million and RMB12,555 million, respectively, divided by 80,932,368,321 shares.

The amount of diluted earnings per share is not presented as there were no potential ordinary shares in existence for the periods presented.

9	DIVIDENDS

Pursuant to the shareholders’ approval at the Annual General Meeting held on 28 May 2018, a final dividend of RMB0.093512 (equivalent to HK$0.115) per share totaling RMB7,568 million in respect of the year ended 31 December 2017 was declared, and paid on 27 July 2018.

Pursuant to the shareholders’ approval at the Annual General Meeting held on 23 May 2017, a final dividend of RMB0.093043 (equivalent to HK$0.105) per share totaling RMB7,530 million in respect of the year ended 31 December 2016 was declared, and paid on 21 July 2017.

The Board of Directors has resolved not to pay an interim dividend.

10	DEFERRED TAX ASSETS AND LIABILITIES

The components of deferred tax assets and deferred tax liabilities recognised in the consolidated statement of financial position and the movements are as follows:

	Assets		Liabilities		Net Balance
	30 June	31 December	30 June	31 December	30 June	31 December
	2018	2017	2018	2017	2018	2017
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions
Provisions and impairment losses, primarily for doubtful debts	2,215	1,626	–	–	2,215	1,626
Property, plant and equipment and others	3,879	3,782	(10,418)	(7,789)	(6,539)	(4,007)
Deferred revenues and installation costs	54	71	(39)	(52)	15	19
Available-for-sale equity securities	—	—	—	(169)	—	(169)
Equity instruments at fair value through other comprehensive income	—	—	(92)	—	(92)	—

	6,148	5,479	(10,549)	(8,010)	(4,401)	(2,531)

	Balance at 31 December 2017	Change in accounting policy	Recognised in consolidated statement of comprehensive income	Balance at 30 June 2018
	RMB millions	RMB millions	RMB millions	RMB millions
Provisions and impairment losses, primarily for doubtful debts	1,626	203	386	2,215
Property, plant and equipment and others	(4,007)	(1,066)	(1,466)	(6,539)
Deferred revenues and installation costs	19	—	(4)	15
Available-for-sale equity securities	(169)	169	—	—
Equity instruments at fair value through other comprehensive income	—	(169)	77	(92)

	(2,531)	(863)	(1,007)	(4,401)

11	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, are analysed as follows:

			30 June	31 December
			2018	2017
	Notes		RMB millions	RMB millions
Third parties			33,702	23,762
China Telecom Group	(i	)	3,050	1,502
China Tower	(ii	)	10	5
Other telecommunications operators in the PRC			680	669

			37,442	25,938
Less: Allowance for doubtful debts			(6,305)	(3,842)

			31,137	22,096

Notes:

(i)	China Telecommunications Corporation together with its subsidiaries other than the Group are referred to as “China Telecom Group”.
(ii)	China Tower Corporation Limited, the Company’s associate, is referred to as “China Tower”.

Ageing analysis of accounts receivable from telephone and Internet subscribers based on the billing dates is as follows:

	30 June	31 December
	2018	2017
	RMB millions	RMB millions
Current, within 1 month	9,768	9,323
1 to 3 months	3,065	2,607
4 to 12 months	2,529	1,780
More than 12 months	1,550	878

	16,912	14,588
Less: Allowance for doubtful debts	(4,042)	(2,603)

	12,870	11,985

Ageing analysis of accounts receivable from other telecommunications operators and enterprise customers based on dates of rendering of services is as follows:

	30 June	31 December
	2018	2017
	RMB millions	RMB millions
Current, within 1 month	7,199	4,421
1 to 3 months	5,944	1,973
4 to 12 months	4,800	2,644
More than 12 months	2,587	2,312

	20,530	11,350
Less: Allowance for doubtful debts	(2,263)	(1,239)

	18,267	10,111

12	ACCOUNTS PAYABLE

Accounts payable are analysed as follows:

	30 June	31 December
	2018	2017
	RMB millions	RMB millions
Third parties	92,771	93,324
China Telecom Group	22,852	22,682
China Tower	3,274	2,611
Other telecommunications operators in the PRC	550	704

	119,447	119,321

Amounts due to China Telecom Group and China Tower are payable in accordance with contractual terms which are similar to those terms offered by third parties.

Ageing analysis of accounts payable based on the due dates is as follows:

	30 June	31 December
	2018	2017
	RMB millions	RMB millions
Due within 1 month or on demand	22,951	27,502
Due after 1 month but within 3 months	15,633	17,257
Due after 3 months but within 6 months	28,596	26,603
Due after 6 months	52,267	47,959

	119,447	119,321

13	EVENTS AFTER THE END OF THE REPORTING PERIOD

On 8 August 2018, China Tower listed on the Main Board of The Stock Exchange of Hong Kong Limited, and made an offering of 43,114,800,000 new ordinary shares (including both Hong Kong and International offerings, assuming no exercise of the over-allotment option) at a price of HK$1.26 (equivalent to approximately RMB1.10) per share. The listing of China Tower led to an increase in the balance of interests in associates of the Group’s interest in China Tower.

PURCHASE, SALE OR REDEMPTION OF SECURITIES

During the six-month period ended 30 June 2018, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company’s listed securities.

DIRECTORS’ AND SUPERVISORS’ INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES

As at 30 June 2018, none of the Directors or Supervisors of the Company had any interests or short positions in the shares, underlying shares or debentures of the Company or its associated corporations (as defined in Part XV of the Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong) (the “SFO”)) as recorded in the register required to be maintained under Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”).

As at 30 June 2018, the Company has not granted its Directors or Supervisors, or their respective spouses or any of their respective minor child (natural or adopted) or on their behalf any rights to subscribe for the shares or debentures of the Company or any of its associated corporations and none of them has ever exercised any such right to subscribe for the shares or debentures.

CHANGE OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT SINCE THE DATE OF THE 2017 ANNUAL REPORT

The changes in the information relating to the Directors, Supervisors and Senior Management of the Company since the date of the Company’s 2017 Annual Report are set out below:

On 28 May 2018, Madam Cha May Lung, Laura resigned from her positions as an Independent Non-Executive Director as well as a member and the Chairlady of the Nomination Committee of the Company due to her intention to focus on other business commitments and engagements. On the same date, Madam Wang Hsuehming, the Independent Non-Executive Director of the Company, has been appointed as a member and the Chairlady of Nomination Committee of the Company.

On 10 July 2018, Mr. Zhang Zhiyong and Mr. Liu Guiqing were appointed as Executive Vice Presidents of the Company.

On 19 July 2018, Mr. Liu Aili resigned from his positions as an Executive Director, President and Chief Operating Officer of the Company due to change in work arrangement.

On 20 July 2018, Madam Zhu Min was appointed as Executive Vice President, the Chief Financial Officer and Secretary of the Board of the Company. On the same date, the Executive Director and Executive Vice President of the Company, Mr. Ke Ruiwen resigned from his position as a Joint Company Secretary of the Company due to change in work arrangement. The other positions held by Mr. Ke Ruiwen in the Company remain unchanged.

Meanwhile, Mr. Ke Ruiwen, the Executive Director and Executive Vice President of the Company, has resigned from the position of the Chairman of Supervisory Committee of China Tower Corporation Limited (listed in Hong Kong in August 2018). In addition, Mr. Sui Yixun, the Chairman of the Supervisory Committee of the Company, has been appointed as the Supervisor of China Tower Corporation Limited.

Mr. Ye Zhong, the Supervisor of the Company, has retired from the position of the Deputy General Manager of Zhejiang Financial Development Company and has also resigned from the positions of the Chairman of Zhejiang Venture Capital Fund of Funds Management Co. Ltd., Chairman and General Manager of Zhejiang Agricultural Investment and Development Fund Co. Ltd., Chairman and General Manager of Zhejiang Infrastructure Investment (including PPP) Fund Co. Ltd. and Director of Zhejiang Provincial Industry Fund Co., Ltd..

Save as stated above, there is no other information of the Directors or Supervisors of the Company required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules. The biographical details of the Directors and Supervisors are available on the website of the Company (www.chinatelecom-h.com).

AUDIT COMMITTEE

The audit committee has reviewed with management and the Company’s international auditor, Deloitte Touche Tohmatsu, the accounting principles and practices adopted by the Group and discussed risk management, internal control and financial reporting matters including the review of the Company’s Interim Report for the six months ended 30 June 2018.

COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE

The Company attaches great importance to corporate governance. We continued to make efforts in improving the Company’s internal control mechanisms, strengthening information disclosure and enhancing the Company’s transparency, developing corporate governance practices and protecting shareholders’ interests to the maximum degree.

The roles of Chairman and Chief Executive Officer of the Company were performed by the same individual, for the six-month period ended 30 June 2018. In the Company’s opinion, through supervision by the Board of Directors and Independent Non-Executive Directors, with effective control of the Company’s internal check and balance mechanism, the same individual performing the roles of Chairman and Chief Executive Officer can enhance the Company’s efficiency in decision-making and execution and effectively capturing business opportunities. Many leading international corporations around the world also have similar arrangements. In addition, Mr. Yang Jie, the Chairman of the Company was unable to attend the 2017 annual general meeting of the Company convened on 28 May 2018 due to important work arrangement. The Company attaches high regards on the annual general meeting convened and provides an opportunity for direct communication between the Board of Directors of the Company and the shareholders. Therefore, the Chairman has appointed another executive director to chair the annual general meeting and answer the questions raised by the shareholders.

Save as stated above, the Company has been in compliance with all the code provisions under the Corporate Governance Code as set out in Appendix 14 of the Listing Rules throughout the six-month period ended 30 June 2018.

COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS AND SUPERVISORS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 of the Listing Rules to govern securities transactions by Directors and Supervisors. Based on the written confirmations from the Directors and Supervisors, they have confirmed their compliance with the Model Code for Securities Transactions by Directors of Listed Issuers regarding the requirements in conducting securities transactions for the period from 1 January 2018 to 30 June 2018.

INTERIM REPORT

The Interim Report for the six months ended 30 June 2018 will be despatched to shareholders and made available on the website of The Stock Exchange of Hong Kong Limited (www.hkexnews.hk) and the website of the Company (www.chinatelecom-h.com) in due course.

By Order of the Board China Telecom Corporation Limited Yang Jie Chairman and Chief Executive Officer

Beijing, China, 20 August 2018

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Yang Jie (as the chairman and chief executive officer); Mr. Ke Ruiwen, Mr. Gao Tongqing and Mr. Chen Zhongyue (all as the executive vice presidents); Mr. Chen Shengguang (as the non-executive director); Mr. Tse Hau Yin, Aloysius, Mr. Xu Erming and Madam Wang Hsuehming (all as the independent non-executive directors).